SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                    Report on Form 6-K dated January 19, 2006

                           Commission File No. 1-14838
                              ____________________
                                     Rhodia
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulougne-Billancourt
                                     France
                    (Address of Principal Executive Offices)
                              ____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated January 18, 2006 announcing the simplification of Rhodia's organization.

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                                                                   PRESS RELEASE


                  RHODIA CONTINUES TO SIMPLIFY ITS ORGANIZATION

Paris, January 18, 2006 - To speed up the implementation of its strategic goals, Rhodia is continuing its drive to simplify its organization and announcing several appointments as of January 1st, 2006.

The Group now comprises seven Enterprises grouped into three clusters:

     -    Performance Materials (Polyamide, Acetow)

     -    Applications Chemistry (Novecare, Silcea)

     -    Organics & Services (Eco Services, Organics, Energy Services).

Energy Services, which manages the Group's energy supplies, will be responsible for the projects developed by Rhodia to reduce its greenhouse gas emissions within the framework of the Kyoto Protocol.

Most of the activities of the former Coatis Enterprise are being transferred to Organics which will also assume responsibility for those activities of Rhodia Pharma Solutions activities not included in the transaction with Shasun Chemicals & Drugs.

In the light of this new organization, the following appointments have been made:

     o    Olivier Caix, President of the Organics Enterprise,

     o Patrick Koller, Group Vice President, Manufacturing and Purchasing, will also assume responsibility for the "operational excellence" approach in industrial and supply chain processes,

     o    Philippe Rosier, President of the Energy Services Enterprise,

     o    Laurent Schmitt, President of the Polyamide Enterprise.

The Group's senior management team is organized around a General Management Committee and an Executive Committee.

The General Management Committee remains organized as follows:
--------------------------------------------------------------

     o    Jean-Pierre Clamadieu, Chief Executive Officer
     o    Gilles Auffret, Chief Operating Officer

     o    Yves Boisdron, Group Executive Vice President, Strategy
     o    Pascal Bouchiat, Group Executive Vice President and Chief Financial
          Officer
     o Bernard Chambon, Group Executive Vice President, HR, Communications & Sustainable Development
     o Jean-Pierre Labroue, Group Executive Vice President, General Counsel and Corporate Secretary

In addition to the senior managers listed above, the Executive Committee includes:
------------------------------------------------------------------------

The Group's Enterprise Presidents:
     o    Michel Audoin, Acetow
     o    Olivier Caix, Organics
     o    Olivier de Clermont Tonnerre, Silcea
     o    Mike Deruosi, Novecare
     o    James Harton, Eco Services
     o    Philippe Rosier, Energy Services
     o    Laurent Schmitt, Polyamide

The Support Function Group Vice Presidents:
     o    Paul-Joel Derian, Research & Development
     o    Jacques Kheliff, Sustainable Development
     o    Patrick Koller, Manufacturing & Industry
     o    Xavier Rambaud, Information Systems

The Zone Presidents:
     o    James Harton, North America
     o    Marcos de Marchi, Latin America
     o    Michel Ybert, Asia-Pacific

The biographies of all the individuals mentioned in this press release are available from the Group's corporate website in the "Media/Press releases" section.

You can read this press release on Rhodia's corporate website at www.rhodia.com

Rhodia is a global specialty chemicals company recognized for its strong technology positions in Performance Materials, Functional Chemicals and the Organics and Services clusters. Partnering with major players in the automotive, electronics, pharmaceuticals, agrochemicals, consumer care, tires, and paints and coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers' needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of (euro)5.3 billion ($6.9 billion) in 2004 and employs 20,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.

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Contacts

Press Relations
---------------
Lucia Dumas                     Tel  33-1 53 56 64 84
Anne-Laurence de Villepin       Tel  33-1 53 56 64 04

Investor Relations
------------------
James Palmer                    Tel  33-1 53 56 64 89

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: January 18, 2006                            RHODIA

                                                  By:    /s/ JEAN-PIERRE LABROUE
                                                         -----------------------
                                                  Name:  Jean-Pierre Labroue
                                                  Title: General Counsel